October 13, 2009
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Medical Properties Trust, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
Schedule 14A
Filed April 21, 2009
File No. 1-32559
Dear Mr. Woody:
The purpose of this letter is to respond to your letter dated September 28, 2009. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the fiscal year ended December 31, 2008 filed March 13, 2009
Item 1. Business
Significant Tenants, page 3
1.	We note that affiliates of Prime and Vibra are your two significant tenants. Please tell us the material principal provisions of the lease and mortgage arrangements with the noted tenants. Similar disclosure should be provided in future filings.

     RESPONSE:
At March 1, 2009, we had leases with 13 hospital operating companies covering 47 facilities and we had mortgage loans with two hospital operating companies.
Affiliates of Prime leased 11 of these facilities at March 1, 2009. Each of our leases with Prime contain annual escalation provisions that are generally tied to the U.S. Consumer Price Index, limited in certain instances to minimum and maximum increases. These facilities have an average remaining initial lease term of about 12 years, which can be extended for three additional periods of five years each, at the tenant’s option. These leases contain options for the tenant to purchase the facilities at the end of the lease term, if no default has occurred, at prices generally equal to our purchase price of the facility (increased, in some cases, by a certain annual rate of return from lease commencement date). One of our leases to Prime includes an additional rent feature of approximately $12 million. In addition to leases, we hold mortgage loans on two facilities owned by affiliates of Prime that will mature in 2022. The terms and provisions of these loans are generally identical to the terms and provisions of our Prime lease arrangements. Total revenue from Prime affiliates in 2008 was approximately $39.1 million, or 33.3% of total revenue, up from approximately 30.4% in the prior year.
At March 1, 2009, Vibra Healthcare, LLC (“Vibra”) leased six of our facilities. Each of these leases contains annual escalation provisions that are generally tied to the U.S. Consumer Price Index with minimum annual escalations of 2.5%. These facilities have an average remaining initial term of about 15 years, but can be extended for three additional periods of five years each, at the tenant’s option. Some of these leases contain options for the tenant to purchase the facilities at the end of the lease term, if no default has occurred, at prices generally equal to the greater of fair value or our purchase price increased by a certain annual rate of return from lease commencement date. Total revenue from Vibra in 2008 was approximately $18.6 million, or 15.8% of total revenue, down from approximately 19.1% in the prior year.
No other tenant accounted for more than 7% of our total revenues in 2008.
Item 1A. Risk Factors
Most of our current tenants have, and prospective tenants may have, an option to purchase.... page 9
2.	Please tell us the number of properties subject to the purchase options and their terms. Also, tell us the formula used to determine the value at sale and how such sales could be affected by regulatory authorities. Similar disclosure should be provided in your Item 1 disclosure in future filings.

     RESPONSE:
We have 44 leased properties that are subject to purchase options as of December 31, 2008. For 27 of these properties, the purchase option generally allows the lessee to purchase the real estate at the end of the lease term, as long as no default has occurred, at a price equivalent to the greater of (i) fair market value or (ii) our purchase price (increased, in some cases, by a certain annual rate of return from lease commencement date). The lease agreements provide for an appraisal process to determine fair market value. For 14 of these properties, the purchase option generally allows the lessee to purchase the real estate at the end of the lease term, as long as no default has occurred, at our purchase price (increased, in some cases, by a certain annual rate of return from lease commencement date). For the remaining 3 leases, the purchase options vary but approximate fair value. At December 31, 2008, none of our leases contain any bargain purchase options.
In certain circumstances, a prospective purchaser of our hospital real estate may be deemed to be subject to Anti-Kickback and Stark statutes, which are described on page 13 of the 2008 Form 10-K. In such event, it may not be practicable for us to sell property to such prospective purchasers at prices other than fair market value.
Item 2. Properties, page 21
3.	Please provide us with a schedule of lease expirations on a portfolio basis. For each of the ten years starting with your last fiscal year, disclose the number of tenants whose leases will expire, the total area in square feet or number of beds covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases. Similar disclosure should be provided in future filings. Otherwise, please tell us why this disclosure is not material.
     RESPONSE:
The following table shows tenant lease expirations for the next 10 years and thereafter at our leased properties, assuming that none of the tenants exercise any of their renewal options (dollars in thousands):

Total Portfolio (2)	Total Leases	Base Rent (1)	% of Total Base Rent	Total Square Footage	Total Licensed Beds
2009	—	$—	0.0%	—	—
2010	—	$—	0.0%	—	—
2011	3	$3,400	3.1%	225,282	266
2012	3	$2,629	2.4%	216,821	173
2013	—	$—	0.0%	—	—
2014	—	$—	0.0%	—	—
2015	2	$2,953	2.7%	137,977	174
2016	—	$—	0.0%	—	—
2017	—	$—	0.0%	—	—
2018	13	$7,289	6.5%	984,626	729
Thereafter	25	$94,808	85.3%	2,944,173	2,868

Total	46	$111,079	100.0%	4,508,879	4,210

(1)	The most recent monthly base rent annualized. Base rent does not include tenant recoveries, additional rents and other lease-related adjustments to revenue (i.e., straight-line rents and deferred revenues).

(2)	Excludes the River Oaks and Bucks facilities, as these were vacant at March 1, 2009.
4.	Please tell us the rent per bed or square foot for your portfolio and provide similar disclosure in future filings. Also, provide similar disclosure specifically for your two significant tenants.
     RESPONSE:
We respectfully advise the Staff that we believe that metrics such as rent per square foot or rent per bed are not relevant for our business and property types. Furthermore, our executive management team does not use either of these metrics in any internal management report nor do they use these metrics to manage our business. Please note that we include revenue by property type in Item 1 of the Form 10-K along with square footage and number of beds, where applicable, per property type in Item 2 of the Form 10-K. Therefore, should a reader believe such metrics are relevant, all pertinent information necessary to calculate rent per bed or square foot is included in the Form 10-K.
Item 8. Financial Statements and Supplementary Data
General
5.	Your disclosure within Results of Operations section of your MD&A indicates that assets leased and loaned to Vibra Healthcare, LLC comprised 10.6% of your total assets as of December 31, 2008. Please tell us what consideration, if any, you gave to providing summarized financial information of Vibra. Refer to SAB Topic 1.I.
     RESPONSE:
It is our understanding that SAB Topic 1.I refers to properties securing mortgage loans. Please note that at December 31, 2008, 8.1% and 2.5% of our total assets were leased and loaned to Vibra Healthcare, LLC (“Vibra”), respectively. Of the 2.5% of total assets that were loaned to Vibra, none were in the form of mortgage loans. Thus, we do not believe that SAB Topic 1.I directly applies. We note that, as indicated in our historic periodic reports, we have provided audited and unaudited financial information, as applicable, for Vibra for periods where the total of our loans and leases with Vibra exceeded the total asset thresholds specified in the SEC Staff Training Manual.
Notes to Consolidated Financial Statements
3. Real Estate and Loans Receivable, page 51
6.	Please provide us with your significance tests used to determine whether the acquisition of 20 properties from a single seller during the second and third quarters of 2008 required you to furnish financial statements under Rule 3-05 of Regulations S-X.
     RESPONSE:
All of the properties acquired in 2008 were subject to long-term, absolute net leases. Additionally, it is important to note that although there was a single seller, there were multiple unrelated leases. Because the acquired assets were exclusively real estate, Rule 3-14 of Regulation S-X and more specifically SEC Staff Accounting Manual 2340, “Properties Subject to Net Lease” for our financial statement requirements is applicable rather than Rule 3-05. This guidance provides that financial statements of the lessee/guarantor are required only when the total amount of property under lease to a single lessee/guarantor exceeds 20% of the total assets of the lessor. No individual property or tenant relationship in the acquisition exceeded 20% of total assets (actually none exceeded 10% of total assets), so there was not a requirement to provide property/lessee/guarantor financial statements in an S-X filing.
7. Stock Awards, page 59
7.	Within your tabular disclosure of restricted equity awards activity in 2008 and 2007, you reconcile the amount of awards outstanding as of the end of the year, indicating as a reconciling item the amount vested during a year. It is unclear if you are attempting to reconcile the amount of awards that are outstanding and available for grant or whether you are reconciling the amount of awards that are to vest over the requisite service period. Please advise.
     RESPONSE:
The tabular disclosures of restricted equity awards for 2008 and 2007 reconcile nonvested restricted equity awards from the beginning of the year to the end of the year.
To ensure there is no confusion, we will, in future filings, change the labels “Outstanding at beginning of the year“and “Outstanding at end of year” to read “Nonvested awards at beginning of the year” and “Nonvested awards at end of year”, respectively.
Item 15. Exhibit and Financial Statement Schedules
Exhibits
8.	We note that exhibit 10.55, the revolving credit and term loan agreement, only lists and does not include the exhibits and schedules listed in the table of contents. Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules to the credit agreement.
     RESPONSE:
The listed exhibits and schedules to the credit agreement and term loan agreement were inadvertently excluded when filed in 2007. We will include the exhibits and schedules for the revolving credit and term loan agreement for exhibit 10.55 in our next periodic filing.
Exhibits 31.1 and 31.2
9.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note that you have made certain modifications to the exact form of the required certifications including modifying the language “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please discontinue the use of these and other modifications within your abbreviated amendment and in future filings, as certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect regardless of whether the filing is an annual or quarterly filing.
     RESPONSE:
In future filings, our certifications will comply exactly with the form of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).
Schedule 14A filed April 21, 2009
Compensation Discussion and Analysis, page 14
10.	We note your disclosure that you target your officers’ compensation to be at approximately the 75th percentile in comparison to your peers. We also note your disclosure that SMG advised the compensation committee that your growth in FFO during 2008 placed you at the 89th percentile of your peer group and the compensation committee considered this and other qualitative factors in the determination of the portion of each executive’s incentive bonus that was based on individual contributions. Please tell us where each component of your officer’s actual compensation fell for 2008 in comparison to the peer group. Provide similar disclosure in future filings.
     RESPONSE:
Following is a table describing the percentile of our peer group by position and type of compensation:

Salary and Non-
	Equity Incentive	Equity	Total
Executive	Compensation	Compensation	Compensation
Edward K. Aldag, Jr.	85th Percentile	65th Percentile	75th Percentile
Emmett E. McLean	85th Percentile	55th Percentile	60th Percentile
R. Steven Hamner	85th Percentile	75th Percentile	80th Percentile
William G. McKenzie	25th Percentile	45th Percentile	30th Percentile
Michael G. Stewart	85th Percentile	70th Percentile	75th Percentile
As we described in our Compensation Discussion and Analysis, the Compensation Committee generally targets our officers’ compensation to be at approximately the 75th percentile in comparison to our peers. In some cases, the actual target for a particular officer could be more or less than the 75th percentile based on his individual performance, experience, tenure, or compensation relative to other officers. Mr. McKenzie’s employment agreement was amended effective August 1, 2008, reducing his base salary based on his change in duties.

Base Salary, page 16
11.	Please provide us with a detailed discussion of the factors and considerations for each named executive officer that lead to that individual’s base salary for the last year. Provide similar disclosure in future filings.
     RESPONSE:
Our named executive officers each have employment contracts as we described in our proxy statement’s Compensation Discussion and Analysis. Although the Company’s performance in 2008 included a 22.3% increase in annual FFO, substantial improvements in size, tenant and geographic concentrations, and liquidity, and improvements to its human resources, the Compensation Committee elected to grant relatively small increases in base salaries. The Compensation Committee considered (a) the minimum increases provided for in each officer’s contract, (b) the improvements described above, (c) the overall economic environment, and (d) the compensation philosophy of aligning corporate performance with total compensation. The base salaries for the named executive officers for 2008 and 2007 were as follows:

Executive	2008	2007	% Increase
Edward K. Aldag, Jr.	$510,000	$485,000	5.2%
Emmett E. McLean	345,000	330,000	4.5%
R. Steven Hamner	347,000	330,000	5.2%
William G. McKenzie	107,846	191,000	N/A
Michael G. Stewart	286,275	275,000	4.1%
Annual Bonus and Non-Equity Incentive Plan Compensation, page 16
12.	Please provide us with a detailed discussion of how your actual corporate performance measured up to the levels disclosed in page 16 that lead to the amounts awarded to each officer. Provide similar disclosure in future filings.
     RESPONSE:
The following shows our corporate performance for 2008 broken down by corporate goal:

Corporate Goal	2008 Achievement	Actual Achievement
Normalized FFO Goal	Outperformance	$1.19
Investment Goal	Outperformance	$425 million
Portfolio Diversification	None	38%
Geographic Diversification	Superior	44%
AFFO Payout	Outperformance	85%

Corporate performance made up 70% of the total non-incentive compensation to each named executive officer in 2008, while the remaining 30% was earned through individual performance. Factors considered in the assessment of individual performance included: 1) the completion of the HCP acquisitions; 2) the improvement in our liquidity position; 3) the management of troubled properties particularly related to initiating a new lease with improved terms on the Shasta property and re-positioning the Bucks property for a transition to a new operator; and 4) the addition of key high quality personnel to strategically position the company for future growth. The Chief Executive Officer provides recommendations for individual performance for the executives who report to him, based on his assessment of performance versus the individual factors. The Compensation Committee assesses the Chief Executive Officer’s performance against his individual factors to determine his individual performance. For 2008, the Compensation Committee determined that each of Messrs. Aldag, Hamner, McLean, Stewart and McKenzie generally achieved the high level of individual performance.
13.	To the extent that officers received additional bonus amounts, discuss the consideration applied to each named officer that resulted in the amounts awarded. Provide similar disclosure in future filings.
     RESPONSE:
     See response to question 12.
14.	Please tell us how portfolio and geographic diversification are measured. Provide similar disclosure in future filings.
     RESPONSE:
Portfolio Diversification was a 2008 corporate goal to reduce our concentration in any one tenant, which was measured by dividing our investment (including leased property and loans) in an individual tenant by our total real estate assets at a point in time. Geographic Diversification was a 2008 corporate goal to reduce our concentration in any one state, which was measured by dividing our investment (including leased property and loans) in an individual state by our total real estate assets at a point in time.
Long-Term Incentive Awards, page 17
15.	Please provide us with a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such awards. Provide similar disclosure in future filings.

     RESPONSE:
On page 24 of the 2008 proxy, we list all long-term awards granted in 2008 to each named executive officer. In consideration of the company’s 2007 performance, specifically total shareholder return growth, FFO growth, effectiveness of management and progress on corporate initiatives, the Compensation Committee granted annual restricted stock awards in 2008 to each of the named executive officers.
In responding to your comments, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Should you have any questions or further comments, please contact the undersigned at 205-969-3755.
Very truly yours,
MEDICAL PROPERTIES TRUST, INC.
/s/ R. Steven Hamner

By R. Steven Hamner